UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 20 January 2026, London UK

GSK, Pfizer and Shionogi agree on changes to ViiV Healthcare shareholding

●
Following Pfizer's exit, Shionogi's holding increases to 21.7%, with GSK maintaining 78.3% majority share
●
Deal simplifies ViiV Healthcare's shareholder structure.

GSK plc (LSE/NYSE: GSK) ("GSK"), and Shionogi & Co., Ltd (Head Office: Osaka, Japan; Chief Executive Officer: Isao Teshirogi, Ph.D) ("Shionogi") today announced that they have reached agreement together with Pfizer Inc. (NYSE: PFE) ("Pfizer") for the 11.7% economic interest in ViiV Healthcare Limited ("ViiV Healthcare") currently held by Pfizer to be replaced with an investment by Shionogi. As a result of this transaction, Shionogi will increase its economic interest in ViiV Healthcare to 21.7%. GSK will maintain its 78.3% majority owned economic interest. Shionogi will continue to have one Director position on the ViiV Healthcare Board, and will be represented by Dr John Keller who has been a Director of ViiV Healthcare since 2012.

Under the terms of the agreement, ViiV Healthcare will issue new shares to Shionogi for consideration of $2.125 bn and cancel Pfizer's holding in ViiV Healthcare. Pfizer will receive $1.875 bn and GSK will receive a special dividend of $0.250 bn (payable in GBP).

ViiV Healthcare, the global specialist HIV company, is dedicated to delivering advances in treatment and care for people living with HIV and for people who could benefit from HIV prevention.

David Redfern, Chair of ViiV Healthcare said: "This agreement simplifies ViiV's shareholder structure and we look forward to continuing our highly successful collaboration with Shionogi to advance ViiV's pipeline and portfolio of long-acting injectable HIV treatment and prevention medicines. GSK would also like to thank Pfizer for its longstanding partnership in the development of ViiV since its establishment in 2009."

John Keller, Ph.D., Director of the Board, Senior Vice President, R&D Supervisory Unit at Shionogi said: "Shionogi is dedicated to addressing major infectious diseases, with HIV being one of our most important focus areas, as reflected by our role in the discovery of the innovative integrase inhibitors dolutegravir and cabotegravir.  Our ongoing HIV research continues to contribute to ViiV's pipeline through licensing agreements, as is the case for the third-generation integrase inhibitor S-395598/VH 4524184. We are delighted to further deepen our strategic partnership with GSK and ViiV through this agreement, redoubling our commitment and participation in improving the lives of people living with or affected by HIV."

Financial and Regulatory Considerations

Completion of the transaction is subject to certain regulatory clearances in relevant markets, and is expected to occur during the first quarter of 2026.

On completion, GSK will extinguish the Pfizer put option liability through retained earnings. The liability will be remeasured immediately prior to completion, on the same methodology as at 31 December 2025, with any fair value change in the liability recognised as an adjusting item through other operating income.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

About Shionogi
Shionogi & Co., Ltd. is a leading global research-driven pharmaceutical company dedicated to bringing benefits to patients based on its corporate philosophy of "supplying the best possible medicine to protect the health and well-being of the patients we serve." Shionogi has discovered and developed novel antibiotics, medicines for HIV and influenza, and currently markets medicines for infectious diseases and central nervous system disorders. For more information, visit https://www.shionogi.com/global/en.

About ViiV Healthcare
ViiV Healthcare is a global specialist HIV company established in November 2009 by GSK (LSE: GSK) and Pfizer (NYSE: PFE) dedicated to delivering advances in treatment and care for people living with HIV and for people who could benefit from HIV prevention. Shionogi became a ViiV shareholder in October 2012. The company's aims are to take a deeper and broader interest in HIV and AIDS than any company has done before and take a new approach to deliver effective and innovative medicines for HIV treatment and prevention, as well as support communities affected by HIV.

For more information on the company, its management, portfolio, pipeline, and commitment, please visit viivhealthcare.com.

Forward-Looking Statements
This announcement contains forward-looking statements. These statements are based on expectations in light of the information currently available, assumptions that are subject to risks and uncertainties which could cause actual results to differ materially from these statements. Risks and uncertainties include, but are not limited to, the completion of the transaction on anticipated terms and timing, including obtaining antitrust and other regulatory approvals and clearances in a timely manner or otherwise, and the satisfaction of other conditions to the completion of the transaction. These risks and uncertainties particularly apply with respect to transaction-related forward-looking statements. GSK and Shionogi disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Shionogi enquiries
Website Inquiry Form: https://www.shionogi.com/global/en/contact.html

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q3 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: January 20, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc